Exhibit 21

SUBSIDIARIES OF REGISTRANT

Name of Subsidiary	Jurisdiction of Organization
Allied VGH Inc.(1)	Nevada
Allied VNC Inc.(2)	Nevada
Victory Gold Inc.(2)	Nevada
Victory Exploration Inc.(3)	Nevada
Hycroft Resources & Development, Inc.(2)	Nevada
Hycroft Lewis Mine, Inc.(4)	Nevada
Allied Nevada Gold Holdings LLC(1)	Nevada

(1)	100% owned by Allied Nevada Gold Corp.
(2)	100% owned by Allied VGH Inc.
(3)	100% owned by Victory Gold Inc.
(4)	100% owned by Hycroft Resources & Development, Inc.